Ex.99(n)

SunAmerica Senior Floating Rate Fund, Inc.

PLAN PURSUANT TO RULE 18F-3

     SunAmerica Senior Floating Rate Fund, Inc. (the “Fund”) hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), setting forth the separate arrangement and expense allocation of each class of shares of the Fund. Any material amendment to this plan is subject to prior approval of the Board of Directors, including a majority of the disinterested Directors.

CLASS CHARACTERISTICS

CLASS A SHARES:	Class A shares are subject to an initial sales charge, a distribution fee pursuant to Rule 12b-1 under the 1940 Act (“Rule 12b-1 fee”) payable at the annual rate of up to 0.10% of the average daily net assets of the class, and an account maintenance fee under the Rule 12b-1 Plan payable at the annual rate of up to 0.25% of the average daily net assets of the class. The initial sales charge is waived or reduced for certain eligible investors. In certain cases, as disclosed in the Prospectus and the Statement of Additional Information from time to time, Class A shares may be subject to a contingent deferred sales charge (“CDSC”) imposed at the time of redemption if the initial sales charge with respect to such shares was waived.

CLASS B SHARES:	Class B shares are not subject to an initial sales charge, but are subject to a CDSC of 3% in the first year after purchase, and declining to 2.5% in after the first year, 2% after the second year, 1% after the third year, and 0% after the fourth year. Class B shares are subject to a Rule 12b-1 fee payable at the annual rate of up to 0.50% of the average annual net assets of the class, and an account maintenance fee under the Rule 12b-1 Plan payable at the annual rate of up to 0.25% of the average daily net assets of the class. The CDSC

CLASS C SHARES:	Class C shares are not subject to an initial sales charge, but are subject to a CDSC of 1% during the first year after purchase. Class C shares are subject to a Rule 12b-1 fee payable at the annual rate of up to 0.50% of the average annual net assets of the class, and an account maintenance fee under the Rule 12b-1 Plan payable at the annual rate of up to 0.25% of the average daily net assets of the class. The CDSC is waived for certain eligible investors.

CLASS D SHARES:	Class D shares are not subject to either an initial sales charge or CDSC, nor are they subject to any Rule 12b-1 fee.

CLASS Q SHARES:	Class Q shares are generally available only through a conversion of Class B and not offered to the public. Class B shares will automatically convert to Class Q Shares of the Fund approximately eight years after purchase. Class C shares do not have a conversion feature (except that Class C shares purchased before August 18, 1999 will automatically convert to Class Q shares of the Fund ten years after purchase). Class Q shares are subject to a Rule 12b-1 account maintenance fee of 0.25% of average annual net assets.

INCOME AND EXPENSE ALLOCATIONS

     Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class, will be allocated to each class on the basis of the total value of each class of shares of the Fund.

DIVIDENDS AND DISTRIBUTIONS

     Dividends and other distributions paid by the Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class because of Rule 12b-1 fees and other expenses borne exclusively by that class.

EXCHANGE PRIVILEGE

     Class A shares are generally exchangeable for the Class A shares of any other SunAmerica Mutual Fund (subject to certain minimum investment requirements) at the relative net asset value per share.

CONVERSION FEATURES

     Class B shares will automatically convert to Class Q shares eight years after the end of the calendar month in which the shareholder's order to purchase was accepted and after that date will no longer be subject to the distribution fee. Conversion will be on the basis of the relative net asset values per share, without the imposition of any sales charge, fee or other charge.

     Class C shares do not have a conversion feature except that Class C shares purchased before August 18, 1999 (“Old Class C shares”) will automatically convert to Class Q shares ten years after the end of the calendar month in which the shareholder's order to purchase was accepted and after that date will no longer be subject to a distribution fee.

     For purposes of the conversion of Class B and Old Class C shares to Class Q shares, shares purchased through the reinvestment of dividends and distributions paid on Class B shares or Old Class C shares, as the case may be, in a shareholder’s account will be considered to be held in a separate sub-account. Each time any Class B shares or Old Class C Shares in the shareholder's account (other than those in the sub-account) convert to Class Q shares, a pro rata portion of the Class B shares or Old Class C Shares, as the case may be, in the sub-account will also convert to Class Q shares. Class C shares purchased through the reinvestment of dividends and distributions paid on Class C shares purchased on or after August 18, 1999 will not convert to Class Q shares.

GENERAL

A.	Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B.	On an ongoing basis, the Directors, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of its several classes. The Directors, including a majority of the disinterested Directors, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. AIG SunAmerica Asset Management Corp., the Fund’s investment manager, will be responsible for reporting any potential or existing conflicts to the Directors.

C.	For purposes of expressing an opinion on the financial statements of the Fund, the methodology and procedures for calculating the net asset value and dividends/distributions of the classes and the proper allocation of income and expenses among such classes will be examined annually by the Fund’s independent auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time, by the American Institute of Certified Public Accountants and Financial Accounting Standards Board.

Dated: __________ , 2006.